May 6, 2022

Via EDGAR Submission

Securities and Exchange Commission

Division of Corporation Finance

Office of Manufacturing

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Thomas Jones, Staff Attorney
Jay Ingram, Legal Branch Chief

Re:	Summer Infant, Inc.
Preliminary Proxy Statement on Schedule 14A
Filed April 8, 2022
File No. 001-33346

Gentlemen:

Summer Infant, Inc. (the “Company”) previously filed the Preliminary Proxy Statement on Schedule 14A with the Securities and Exchange Commission (the “SEC”) on April 8, 2022 (the “Preliminary Proxy Statement”).

On behalf of the Company, we are writing to respond to the comment set forth in the comment letter from the staff of the SEC (the “Staff”) dated April 28, 2022. The Company’s response below corresponds to the caption of the comment (which is reproduced below in bold). Simultaneously with the submission of this letter, the Company is filing a revised Preliminary Proxy Statement in response to the Staff’s comment.

Preliminary Proxy Statement on Schedule 14A filed on April 8, 2022

General

1.	Please tell us why you have not included a proposal to approve, on an advisory (nonbinding) basis, the compensation that may become payable to the named executive officers of Summer Infant in connection with the merger.

Response: In response to the Staff’s comment, the Company has revised its disclosure to include the proposal to approve, on an advisory (nonbinding) basis, the compensation that may become payable to the named executive officers of the Company in connection with the merger.

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Should you have any questions relating to the foregoing, please feel free to contact the undersigned at (617) 310 6237 or frasere@gtlaw.com.

Very truly yours,

/s/ Elizabeth W. Fraser

Elizabeth W. Fraser, Esq.

cc:         Stuart Noyes, Summer Infant, Inc.